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SEC FILE NUMBER
8-: 67544

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CICC US Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
APR 28 2022
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32nd Floor, 280 Park Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Thomas Nguyen	(212)-201-2635	Tom.nguyen@ciccus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/03	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Mr. Thomas Nguyen, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of CICC US Securities, Inc. and subsidiary, as of December 31, 2021, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kinfai Lo
Notary Public, State of New York
Registration #01LO5026774
Qualified in Kings County
My Commission Expires April 25, 2026

Signature:

Title: Acting CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Consolidated statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Consolidated statement of operations and comprehensive loss.
- ☒ (d) Consolidated statement of cash flows.
- ☒ (e) Consolidated statement of changes in stockholder's equity.
- ☒ (f) Consolidated statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other:

  -Statement of segregation requirements and funds in segregation for customers trading on U.S. Commodity Exchanges.
  -Statement of secured amounts and funds held in separate accounts pursuant to Commission Regulation 30.7.

CICC US SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2021

Table of Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
CICC US Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of CICC US Securities, Inc. and Subsidiary (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules on pages 11-13 have been subjected to audit procedures performed in conjunction with the audit of the Company's statement of financial condition. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Regulation 1.16 under the Commodity Exchange Act. In our opinion, such schedules are fairly stated, in all material respects, in relation to the statement of financial condition as a whole.

Deloitte & Touche LLP

April 26, 2022

We have served as the Company's auditor since 2019.

CICC US SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

As of December 31, 2021

Assets		
Cash and cash equivalents	$	19,217,485
Deposit with clearing organization		250,444
Receivable from clearing organization		7,312,424
Due from affiliates		9,963,563
Improvements, equipment and furniture – at cost less accumulated depreciation of $1,794,362		137,059
Other assets, including taxes receivable of $85,243		995,073
Total assets	$	37,876,048
Liabilities and Stockholder's Equity		
Liabilities		
Accrued compensation and benefits	$	11,419,427
Accrued expenses and other liabilities		2,214,566
Deferred revenue		1,899,082
Due to Parent		207,825
Total liabilities		15,740,900
Stockholder's equity		
Additional paid-in capital		76,000,000
Accumulated deficit		(53,855,944)
Accumulated other comprehensive loss		(8,908)
Total stockholder's equity		22,135,148
Total liabilities and stockholder's equity	$	37,876,048

See accompanying notes to consolidated statement of financial condition.

CICC US SECURITIES, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition

December 31, 2021

(1) Organization

CICC US Securities, Inc. (the Company) is a wholly owned subsidiary of China International Capital Corporation (USA) Holdings, Inc. (the Parent), and was incorporated on August 25, 2005. The Company is registered as an introducing broker-dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission (CFTC) under the Commodity Exchange Act and a member of National Futures Association (NFA). The Parent is incorporated in the state of Delaware and is a holding company with no business operations. The Company is 100% indirectly owned by China International Capital Corporation (Hong Kong) Limited (CICC HK) which is incorporated in the Hong Kong Special Administrative Region (Hong Kong). The Parent is a wholly owned subsidiary of CICC HK. The ultimate holding company China International Capital Corporation Limited (CICC) is a public filing investment bank incorporated in the People's Republic of China and licensed by the China Securities Regulatory Commission (CSRC).

The Company has a wholly owned subsidiary, CICC US Securities (Hong Kong) Limited (CICC USS HK), which was incorporated on October 11, 2010 in Hong Kong. CICC USS HK, a Hong Kong Securities and Futures Commission (SFC) licensed corporation, acts as a broker in equity trading in Hong Kong.

The Company's primary activities are institutional securities brokerage, research services, advisory services supporting CICC's investment banking activities (hereafter referred to as "investment banking advisory services"), and other related financial services.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Consolidated Statement of Financial Condition has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(b) Principles of Consolidation

The Consolidated Statement of Financial Condition include the accounts of the Company and its wholly owned subsidiary, CICC USS HK. All material intercompany balances and transactions have been eliminated.

(c) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange. Assets and liabilities of the Company's non-US dollar functional currency subsidiary is translated at year end rates of exchange into USD, the reporting currency of the Company.

(d) Securities Transactions

The Company has a clearing agreement with a financial institution whereby the financial institution clears domestic transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the financial institution. The Company also clears foreign transactions on a delivery versus payment (DVP) and receipt versus payment (RVP) basis through its Hong Kong broker-dealer affiliate. China International Capital Corporation Hong Kong Securities Limited (CICC HKS). Accordingly, the Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions. As of December 31, 2021, receivables related to the settled securities transactions were $7,307,296 and $910,627 which were included in receivable from clearing organization and due from affiliates respectively.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the consolidated statement of financial condition. As of December 31, 2021, net receivables related to the unsettled securities transactions were $5,128 and $79,134 which were included in receivable from clearing organization and due from affiliates respectively.

(e) Cash and Cash Equivalents

Cash and Cash Equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less. The Company has a deposit with the clearing organization included in deposit with clearing organization on the Consolidated Statement of Financial Condition.

(f) Improvements, Equipment and Furniture and Depreciation

Improvements, equipment and furniture are carried at cost less accumulated depreciation. Improvements are amortized on a straight line basis over the shorter of their useful lives or the term of the respective leases. Depreciation of equipment and furniture is provided on a straight line basis over their estimated useful lives of 3 years.

(g) Leases

The Company is required to recognize all leases that are longer than one year on the Consolidated Statement of Financial Condition, which resulted in the recognition of a right of use asset and a corresponding lease liability. The lease liability is measured by using an appropriate discount rate to calculate the present value of future lease payments. In order to obtain the proper discount rate, a lessee is required to use the rate implicit in the lease ("RIIL") whenever that rate is readily determinable. Absent the ability to determine the RIIL, a lessee is instructed to use their incremental borrowing rate ("IBR"). According to Accounting Standards Codification ("ASC") 842, *Leases*, IBR is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment. Based on the review of our existing long-term operating lease agreements, it was concluded that the RIIL cannot be readily determined. In that case, the Company is required to use the IBR of CICC HK since that is the rate at which CICC HK would borrow. The Company has one copier lease in New York, one copier lease and one office lease in San Francisco that are subject to this standard. As of December 31, 2021, right

of use asset and a lease liability were both $589,518 which were included in other assets and accrued expenses and other liabilities respectively.

(h) Income Taxes

The Company is included in the consolidated U.S. federal income tax return, the combined New York State and City return, the combined unitary California return and the New Jersey return with the parent and its affiliate CICC Investment Management (USA), Inc. The Company recognizes the provision for income taxes under the principles of a modified separate company basis with benefits for losses. Under the modified separate company basis with benefits for losses, the Company generally recognizes its current and deferred taxes as if it were a separate taxpayer modified for realizability and state apportionment. Accordingly, current or deferred tax assets are characterized as realized by the Company when those assets are realized by the consolidated/combined group and state and local income taxes are provided on the Company's taxable income at the blended tax rate applicable to the combined group. Any difference between the separate entity approach and the modified separate entity approach had no impact in the current year on the Consolidated Statement of Financial Condition.

The Company accounts for all income taxes in accordance with the asset-and-liability method of accounting required under ASC 740, *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income based on the period of enactment.

It is the Company's policy that, pursuant to ASC 740 and the adoption of ASU 2019-12, if a state or local tax jurisdiction imposes on the Company a tax that is computed at the higher of a tax based on income or a tax based on capital or non-income-based, any tax based on income is considered an income tax expense. If the tax based on capital or non-income-based is greater than the tax based on income, the incremental amount is considered an ordinary expense from continued operations and included in other expenses.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the taxes payable for the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

ASC 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2021. Further, as of December 31, 2021, the Company has recorded no liability for net unrecognized tax

benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

(i) *Estimates*

The preparation of the Consolidated Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions such as bonus, deferred tax and valuation allowance that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Accordingly, actual results could differ from those estimates.

(j) *Fair Value Measurement*

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, *Fair Value Measurement*, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

All receivables and other liabilities have been valued at net realizable value. No valuation techniques have been applied to all other assets and liabilities included in the Consolidated Statement of Financial Condition. Due to the nature of these items, all have been recorded at their historical values. As of December 31, 2021, the Company has no assets or liabilities measured at fair value on a recurring basis.

(k) *New Accounting Pronouncements*

In December 2019, the FASB issued Accounting Standards Update No. 2019-12 (ASU 2019-12), "Simplifying the Accounting for Income Taxes." This new guidance simplifies the accounting for income taxes by removing certain exceptions to the general principles under ASC 740 and provides a more consistent application to improve the comparability of financial statements. The guidance is effective for years beginning after December 15, 2020. The Company adopted the new guidance on

January 1, 2021. The adoption of the guidance did not have a material impact on the Company's Consolidated Statement of Financial Condition.

(3) Receivable from Clearing Organization

Receivable from clearing organization consists of cash, and open receivables for unsettled trade balances maintained by the Company with the clearing organization to cover its securities transactions. The opening and closing balances of net receivables for unsettled trades is $35,428 as of January 1, 2021 and $5,128 as of December 31, 2021.

Pursuant to an agreement with its clearing organization, the Company is required to maintain a deposit of $250,444. As of December 31, 2021, the deposit was maintained in a noninterest bearing deposit account with the clearing organization.

(4) Improvements, Equipment and Furniture

Improvements, equipment and furniture consist of:

Improvements	$	108,915
Equipment		1,800,719
Furniture		21,787
Total improvements, equipment, and furniture		1,931,421
Accumulated depreciation		1,794,362
Total	$	137,059

(5) Related Party Transactions

The Company and CICC HKS jointly provide services to the Company's equity business clients mainly related to Hong Kong listed shares. The Company has an arrangement with CICC HKS which, among other terms and conditions, provides that a portion of the Commissions and Research Services revenue recognized from specified equity business transactions are allocated between these entities based on a transfer pricing agreement.

In addition, the Company is reimbursed for costs incurred related to the equity business of CICC HKS in the US market.

The Company has an arrangement with CICC related to its investment banking business, whereby the Company is reimbursed for costs incurred related to the promotion of the investment banking business of CICC in the US market.

The Company also has arrangements with Krane Funds Advisors, LLC (Krane), an affiliate, whereby the Company is reimbursed for costs incurred related to the secondment services provided to Krane. As of December 31, 2021, due from Krane was $83,808 which was included in Due from Affiliates.

There is a Due from Affiliates balance of $9,963,563 as of December 31, 2021. This represents the balance due to the Company related to the above matters. There is also a Due to Parent balance of $207,825 as of December 31, 2021, related to ordinary business transactions, tax related payments, rent payments and allocated depreciation. The Company has a tax related balance of $27,664 as of December 31, 2021. The Company has an arrangement with the Parent related to its rent and depreciation expenses, whereby the Parent is reimbursed for costs incurred related to the office space occupied by the Company in New York.

On July 28, 2021, the Board of Directors issued an additional 80 shares of Common Stock at a subscription price of $100,000 per share, with a total subscription price of $8,000,000 to the Parent.

(6) Deferred Revenue

The opening and closing balances of deferred revenue are as follows:

January 1, 2021	$2,596,567
December 31, 2021	$1,899,082

Deferred revenue represents the stand-ready obligation attributable to Research Services paid by non-commission customers and commission customers paying incremental amounts for discrete Research Services that is being recognized over-time. The difference between the opening and closing balances of deferred revenue primarily result from the amortization of amounts collected in prior years.

(7) Income Taxes

The Company is included in the consolidated U.S. federal income tax return, the combined New York State and City return, the combined unitary California return and the New Jersey return with the Parent and its affiliate CICC Investment Management (USA), Inc.

As of December 31, 2021, the Company had taxes receivable from New York State and New York City of $85,243. The Company has no current ASC 740 income tax provision/(benefit) as of December 31, 2021.

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows:

Net Operating Loss Carryovers	$	10,962,052
Depreciation and Amortization		761,544
Accrued Compensation and Benefits		3,193,390
Other Liabilities		543,493
Less Valuation Allowance		(15,460,479)
Total Deferred Income Tax Asset	$	—

At December 31, 2021, the Company's deferred tax asset is fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and, to the extent it is determined that such an allowance is no longer required, the tax benefit of the remaining deferred tax asset will be recognized in the future.

The Company has net operating loss carryforwards of approximately $36,769,000 available to offset future Federal taxable income. In addition, the Company has net operating loss carryforwards of approximately $16,821,000 available to offset future state taxable income and $20,565,000 available to offset future local taxable income. Part of these carryforwards start to expire in the year ending December 31, 2030. The Company has an indefinite carryforward of approximately $1,317,000 as of the year ended December 31, 2021.

The Company has not recognized any uncertain tax positions as of December 31, 2021. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. There was no interest and penalties accrued as of December 31, 2021.

The Company is subject to income tax laws in the U.S. Federal jurisdiction, states and local municipalities and the foreign jurisdictions in which it operates. The Company is subject to tax examinations by the U.S. Federal taxing authority for years 2018 and forward and by the state and local taxing authorities for years 2018 and forward.

The Company has tax related balances of $27,664 due from the Parent as of December 31, 2021.

(8) Risks and Uncertainties

(a) Credit Risks

The Company maintains certain of its cash balances with financial institutions in excess of insured limits. The Company does not anticipate nonperformance by the financial institutions.

The Company is engaged in various types of brokerage activities servicing institutional investors. Customers' securities transactions are cleared through a financial institution on a fully disclosed basis. These activities may expose the Company to off balance sheet risk in the event the customers are unable to fulfill their contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and the financial institution provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Management monitors information it receives from the financial institution on a daily basis and continually evaluates the financial condition and credit standing of its customers to reduce the risk of loss.

(b) Other

The Company maintains certain cash and cash equivalent balances , denominated in a foreign currency, with CICC HKS, a related clearing organization, to cover its securities transactions. Changes in the relationship of this foreign currency to the U.S. dollar may affect the balances held by the Company with this financial institution.

(9) Employee Benefit Plan

The Company has a 401(k) Plan under ADP, LLC, a third party retirement services and benefit administration company, whereby employees voluntarily participate in the Plan. Employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 4% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits of 6% set by the Agreement.

(10) Lease Commitment

The Company leases office premises under operating lease in San Francisco which expires in March 2023. The Company leases two office copiers under operating leases, one in New York and another one in San Francisco which expire in August 2023 and December 2022, respectively. The Company elected the practical expedient available under Topic 842. As a practical expedient, a lessee may, as an accounting policy election by class of underlying asset, choose not to separate nonlease components from lease components and instead to account for each separate lease component and the nonlease components associated with that lease component as a single lease component. As of December 31, 2021, the Company recorded a right of use asset of $589,517 and a lease liability of $589,517 which were included in Other Assets, and Accrued Expenses and Other Liabilities respectively.

The Company occupies office premises in New York in which the lease is guaranteed by CICC HK and signed by the Parent. CICC HK assumes the subsidiary's lease payments in the instance of a payment default by the Company. The Company pays the Parent its share of the lease payment through intercompany settlements. The corresponding right of use asset and lease liability accounts are booked on the Parent's balance sheet.

Future minimum base rental payments on the operating leases are as follows:

Years ending December 31:		
2022	$	471,258
2023		126,343
Thereafter		—
	$	597,601

Weighted-Average Remaining Lease Term:

Leased Asset		Operating Lease Liability as of 12/31/2021	Percentage	Months Remaining on the Lease	Weighted Average (Percentage x Months Remaining)	Weighted Average Discount Rate
NY Copier	$	36,703	6.23%	20	1.25	0.20%
SF Copier		3,817	0.65%	12	0.08	0.02%
SF Office		548,997	93.12%	15	13.97	2.87%
	$	589,517		47	15.30	3.09%

(11) Regulatory Requirements

The Company is a registered introducing broker-dealer with the SEC, a member of FINRA and a registered introducing broker with the CFTC and, accordingly, is subject to the minimum net capital requirements of the SEC and the CFTC. Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than $250,000 or 2% of aggregate debit balances arising from customer transactions, whichever is greater. Under CFTC Regulation 1.17(a)(1)(iii), the required minimum net capital requirement is $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. FINRA may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items or $300,000, whichever is greater. As of December 31, 2021, the Company had net capital of $9,780,703, which was $9,530,703 in excess of the SEC's minimum requirement.

The Company does not carry any customer accounts and is exempt from SEC rule 15c3-3 under paragraphs k(2)(i) and k(2)(ii) because all customer transactions are cleared through its clearing organizations and all customer funds or securities received are promptly transmitted or delivered in connection with its activities. The Company's other business activities are consistent with those described in Footnote 74 of SEC Release No. 34-70073.

(12) Subsequent Events

The Company has performed a review of subsequent events through April 26, 2022, the date the Consolidated Statement of Financial Condition were issued and concluded that there were no events or transactions that occurred during this period that required recognition or disclosure in the Consolidated Statement of Financial Condition.

CICC US SECURITIES, INC. AND SUBSIDIARY

Computation of Net Capital under 17 CFR 240.15c3-1

As of December 31, 2021

Net capital:		
Total stockholder's equity	$	22,135,148
Deductions and/or charges:		
Nonallowable assets:		
Due from affiliates		9,963,563
Improvements, equipment and furniture		137,059
Other assets		408,555
Cash at subsidiary		1,845,214
Total nonallowable assets		12,354,391
Net capital before haircuts		9,780,757
Haircuts (Deposit in foreign currency)		54
Net capital	$	9,780,703
Computation of Alternate Net Capital Requirement:		
2% of aggregate debit items (or $250,000, if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3	$	250,000
Net capital requirement		250,000
Net capital in excess of minimum requirement	$	9,530,703

There are no material differences between this computation of Net Capital and the Company's unaudited FOCUS Report as of December 31, 2021 as re-filed on March 22, 2022.

CICC US SECURITIES, INC. AND SUBSIDIARY

Statement of Segregation Requirements and Funds
in Segregation for Customers Trading on U.S. Commodity Exchanges

As of December 31, 2021

As of December 31, 2021, the Company did not carry any commodities customers and, accordingly, there are no items to report under the requirements of this Regulation.

CICC US SECURITIES, INC. AND SUBSIDIARY

Statement of Secured Amounts and Funds Held in Separate Accounts
Pursuant to Commission Regulation 30.7

As of December 31, 2021

As of December 31, 2021, the Company did not carry any foreign futures and foreign options customers and, accordingly, there are no items to report under the requirements of this Regulation.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

April 26, 2022

To the Board of Directors and Stockholder of
CICC US Securities, Inc.

In planning and performing our audit of the consolidated financial statements of CICC US Securities, Inc. and Subsidiary (the "Company") as of and for the year ended December 31, 2021 (on which we issued our report dated April 26, 2022, and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry regulated commodity futures, foreign futures, or foreign options accounts for customers, nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A deficiency in *design* exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in *operation* exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the consolidated financial statements of the Company as of and for the year ended December 31, 2021, and this report does not affect our report thereon dated April 26, 2022.

Description of Deficiency:

1. The Company does not have the expertise on staff to determine the appropriate treatment for complex accounting standards.

2. The governance surrounding management's process for assessing the accounting for the Company's research revenue services is inadequate.

Management has engaged technical expertise to complete a comprehensive assessment of the appropriate treatment for complex accounting standards as corrective action for the material weaknesses identified above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2021, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the CFTC, National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
CICC US Securities, Inc.

We have reviewed management's statements, included in the accompanying CICC US Securities, Inc.'s Statement of Exemption from Rule 15c3-3 report (the "Exemption Report"), in which (1) CICC US Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed exemptions from 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2021, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it is also filing the Exemption Report because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2021, without exception. The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and management's other statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.

Deloitte & Touche LLP

April 26, 2022

Exemption Report

For the year ended December 31, 2021

CICC US SECURITIES, INC.'s Exemption Report

CICC US Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the Sec Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) receiving compensation for providing investment banking consulting services; and (2) receiving compensation for distributing research obtained from third party affiliates as well as other research-related services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CICC US SECURITIES, INC.

We, Thomas Nguyen and Leo Lo, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

Thomas Nguyen
Acting CEO

Leo Lo
FinOp